SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2006

(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Rua Tamoios 246
Jardim Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

GOL LINHAS AÉREAS INTELIGENTES S.A.

C.N.P.J. nº 06.164.253/0001 -87
N.I.R.E. 35.300.314.441

MINUTES OF THE BOARD OF DIRECTORS’ MEETING,
HELD ON JULY 19, 2006

Date, time and place: Held on July 19, 2006, at 9:30 am, at Rua Gomes de Carvalho, 1.629, 15o floor, Vila Olímpia, in the City of São Paulo, State of São Paulo. Attendance: Totality of the members of the Board of Directors of Gol Linhas Aéreas Inteligentes S.A. (“Company”) and the members of the Company’s committees invited to attend the meeting. Presiding Board: Mr. Constantino de Oliveira Jr., as chair of the meeting, invited me, Henrique Constantino, to be the Secretary. Call: Held in writing, under the terms and with the antecedence set forth in the Company’s By-Laws. Agenda: Resolve on: (i) approval of the financial statements related to the second quarter of the corporate year of 2006; (ii) conversion of common shares in preferred shares of the Company; and (iii) re-ratification of the Minutes of the Board of Directors’ Meeting held on April 20, 2006 (“Minutes of April 20”). Resolutions taken: After necessary clarifications, (i) the financial statements related to the second quarter of the corporate year of 2006 were presented. The Audit Committee recommended the Board to approve them, which was unanimously approved by the Board. Therefore, such financial statements, duly approved and initialized by the Presiding Board, will be filed at the Company’s headquarters and will be published within legal term; (ii) the Board of Directors resolved to homologate the conversion of one million eight hundred and fifty-seven thousand seven hundred and five (1,857,705) common shares of the Company, owned by shareholder Constantino de Oliveira Jr., which are free and clear of any encumbrances whatsoever, into preferred shares, representing the capital stock of the Company, with the same characteristics, and being entitled, as of this date, to the same rights and advantages conferred to the preferred shares already issued by the Company. The referred conversion was already approved by the Board of Officers at the meeting held on July 3, 2006, and are executed in accordance with the Company’s By-Laws, not exceeding the legal limit. The Board of Officers is hereby authorized to take all actions deemed necessary to carry out the deliberation taken. The acts above mentioned that have already been performed by the Board of Officers are hereby ratified; (iii) the Directors also approved the re-ratification of the wording of the Minutes of April 20, in order to reflect the effective amount of capital increase occurred thereon, from R$992,943,035.28 (nine hundred and ninety-two million, nine hundred and forty-three thousand, thirty-five reais and twenty-eight cents) to R$993,180,510.96 (nine hundred and ninety-three million, one hundred and eighty thousand, five hundred and ten reais and ninety-six cents), as the minutes delivered at Commercial Board (Junta Comercial), were not reflecting the referred amounts. Nevertheless, the minutes sent to Comissão de Valores Mobiliários (“CVM”), BOVESPA, U.S. Securities and Exchange Commission (“SEC”), and to the newspapers (Valor Econômico and Diário Oficial), were in accordance, for that date, to the amounts above. Adjournment of the Meeting and Drawing up of the Minutes: After offering the floor to anyone who intended to make use of it, although no one did, the meeting was adjourned for the time necessary to draw up these present Minutes. After reopening this Meeting, minutes were read and checked by those attending the meeting, who signed the document. I certify this present instrument is a free English translation of the Minutes drawn up in the Company’s records.

São Paulo, July 19, 2006.

_______________________________________________________	_______________________________________________________
Constantino de Oliveira Júnior	Henrique Constantino
Chairman	Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 19, 2006

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Richard F. Lark, Jr.
Name: Richard F. Lark, Jr. Title: Vice President – Finance, Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.